Exhibit 99.3

January 16, 2025 Alberta Securities Commission British Columbia Securities Commission Ontario Securities Commission Dear Sirs/Mesdames: Re: XORTX Therapeutics Inc. (the "Company") Notice Pursuant to NI 51 - 102 - Change of Auditor As required by the National Instrument 51 - 102 and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated January 16 , 2025 (the “Notice”), and, based on our knowledge of such information at this time, we agree with the information contained in the Notice pertaining to our firm . Yours very truly, DAVIDSON & COMPANY LLP Chartered Professional Accountants cc: TSX Venture Exchange